May 22, 2012

Harris Associates Investment Trust
United States Securities and Exchange Commission-Division of Investment
Management
Staff Review of the Financial Statements for the Oakmark Funds
Pursuant to Sarbanes-Oxley Act

Filed via EDGAR

Jeffrey Long
Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

This letter is filed on behalf of the Harris Associates Investment Trust ("Trust") and each series thereunder (the "Oakmark Funds") in response to a telephone discussion with Jeff Long, an accountant with the U.S. Securities and Exchange Commission ("SEC"), on May 2, 2012.
All comments herein reference the Trust's Annual Report dated
September 30, 2011.

During the discussion, the SEC noted the "Growth of $10,000" line-graph for the Oakmark Equity and Income Fund ("Fund") plotted the performance of the Fund and the Lipper Balanced Fund Index. The staff indicated its concern that the Lipper Balanced Fund Index may not be an appropriate broad-based securities market index as such term is used in Item 27(b)(7)(ii) of Form N-1A.

We respectfully disagree with this conclusion because Instruction 5 to
Item 27(b)(7)(ii) simply provides that "[f]or purposes of this Item, an 'appropriate broad-based securities market index' is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser or principal underwriter, unless the index is widely recognized and used." We believe the Lipper Balanced Fund Index satisfies this instruction. It represents an index of mutual fund securities and measures the performance of the 30 largest U.S. balanced funds, each having a similar investment strategy as the Fund. In addition, Lipper is a widely recognized and used administrator of indices, and is not affiliated with the Fund, its investment adviser or principal underwriter. Moreover, we believe that the Lipper Balanced Fund Index provides shareholders with sufficient and appropriate information to evaluate the Fund's performance, particularly in light of the performance table immediately below the line-graph, which compares the Fund's performance with the S&P 500 Index and the Barclays Capital U.S. Government/Credit Bond Index.

Notwithstanding our disagreement, we will consider including in the graph additional indices, such as the S&P 500 Index and the Barclays Capital U.S. Government/Credit Bond Index. Because this change will impact the Trust's disclosures beyond the Annual Report, such change will occur in the shareholder report following the Trust's next annual update to its Registration Statement.

Tandy Representation

The Trust acknowledges that:
* the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the commission from taking any action with respect to the filing; and
* the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


Thomas Herman
Principal Financial Officer
Harris Associates Investment Trust